Rule 424(b)(3)
File No. 33-53327

Pricing Supplement: Number 7 November 4, 1998
To Prospectus dated May 25, 1994, and Prospectus Supplement dated June 15, 1995)

                 E. I. du Pont de Nemours and Company
                     Medium-Term Notes, Series G

CUSIP:  26353LHM6

Form: Book-Entry

Principal Amount: $27,000,000

Issue Price: 100.00%

Original Issue Date: 11/04/1998

Maturity Date: 11/04/2048
Interest Rate Formula: 3-Month USD LIBOR per Telerate Page 3750 minus 0.26%

Initial Interest Rate: 5.00531%


Interest Reset and Payment Dates:

Interest reset and payments are quarterly on the 4th of November, February, May and August of each year beginning on February 4, 1999 and as per the conditions further provided in the Prospectus Supplement dated June 15, 1995. Interest Reset Determination Date is two London
Business Days prior to reset.

Redemption at DuPont's Option:




















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The Notes may be redeemed annually, under the conditions
provided in the Prospectus Supplement dated June 15, 1995, on November 4th of each of the years set forth below, at the amounts set forth below (expressed as percentages of the principal amount of the Notes) corresponding to the years set forth below, together with any accrued interest to the Redemption Date.

          Redemption Date  Redemption Price
          11/4/2028         105.00%
          11/4/2029         104.50%
          11/4/2030         104.00%
          11/4/2031         103.50%
          11/4/2032         103.00%
          11/4/2033         102.50%
          11/4/2034         102.00%
          11/4/2035         101.50%
          11/4/2036         101.00%
          11/4/2037         100.50%

          Callable every year thereafter at Par

Repayment at the Option of the Holder:
The holder of the Notes may elect to cause DuPont to repurchase the Notes, under the conditions provided in the Prospectus Supplement dated June 15, 1995, on November 4th of each of the years set forth below, at the amounts set forth below (expressed as percentages of the principal amount of the Notes) corresponding to the years set forth below, together with any accrued interest to the Repurchase Date:

          Repurchase Date  Repurchase Price
          11/4/2008         99.00%
          11/4/2011         99.25%
          11/4/2014         99.50%
          11/4/2017         99.75%
          11/4/2020         100.00%

          Puttable at Par every three years thereafter
Conditional Right to Shorten Maturity

The Company intends to deduct interest paid on the Notes for United States federal income tax purposes. However, there have been proposed tax law changes over the past two years that, among other things, would have prohibited an











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issuer from deducting interest payments on debt
instruments with a maturity of more than 40 years. While none of these proposals have become law, there can be no assurance that similar legislation affecting the Company's ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

Upon the occurrence of a Tax Event, the Company, without the consent of the holders of the Notes, will have the right to shorten the maturity of the Notes to the minimum extent required , in the opinion of nationally recognized independent tax counsel chosen by the Company, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for United States federal income tax purposes or, if such counsel is unable to opine definitively as to such a minimum period, the minimum extent so required to maintain the Company's interest deduction to the extent deductible under current law as determined in good faith by the Company's Treasurer or the Treasurer's designee, after receipt of an opinion of such counsel regarding the applicable legal standards. In such case, the amount payable on such Notes on such new maturity date will be equal to 100% of the principal amount of such Notes plus interest accrued on such Notes to such new maturity date. There can be no assurance that the Company would not exercise its right to shorten the maturity of the Notes on the occurrence of a Tax Event or as to the period by which such maturity would be shortened. In the event that the Company elects to exercise its right to shorten the maturity of Notes on the occurrence of a Tax Event, the Company will mail a notice to each holder of the Notes by first - class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Notes. Such notice shall become effective immediately upon mailing.

The Company believes that the Notes should constitute indebtedness for United States federal income tax under current law and, in that case, an exercise of its right to shorten the maturity of the Notes should not be a taxable event to Holders for such purposes. Prospective investors should be aware, however, that the Company's exercise of its right to shorten the maturity of the Notes will be a taxable event to Holders for United States federal income tax purposes if the Notes are treated as equity for United









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States federal income tax purposes before the maturity is
shortened, assuming that the Notes of shortened maturity are treated as debt for such purposes.

"Tax Event" means that the Company shall receive an opinion of nationally recognized independent tax counsel chosen by the Company to the effect that, as a result of
(a) any amendment, clarification or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United
States, (b) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or (c) any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation, in each case, occurring on or after October 30, 1998, that there is a more than insubstantial increase in the risk that interest paid by the Company on the Notes is not, or will not be, deductible, in whole or in part, by the Company for United States federal income tax purposes.

Discount Note: No

Agent: Goldman, Sachs, & Co.

Agent's Commission: 1.00%

Calculation Agent: Chase Manhattan Bank, Global Trust
Services






















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